Exhibit 16.1


                    [Letterhead of Beckstead and Watts, LLP]


October 3, 2003


Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for Cirmaker Technology Corporation (the "Company"). We did not provide a report for either of the Company's last two fiscal years; however, we did report on the financial statements of its operating subsidiary, Cirmaker Industries Co., Ltd. (a Taiwan-based company) for the fiscal years ended December 31, 2002 and 2001, and reviewed the Company's financial statements through the interim period ended June 30, 2003.

We were notified, by facsimile on September 25, 2003 from Livingston, Wachtell & Co. of a letter dated September 22, 2003 and signed by the Company's president, that we were being replaced as principal accountants. We then notified the Company on September 30, 2003 that our client-auditor relationship had ceased.

We have read the Company's statements included under Item 4 of its Form 8-K dated October 3, 2003, and we agree with such statements, except that we disagree with the date of our termination as principal accountant as stated above, and we are not in a position to agree or disagree with the Company's statement that the change was approved by the Board of Directors or that Livingston, Wachtell & Co. was not engaged regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2).

Very truly yours,

/s/ Beckstead and Watts, LLP

Beckstead and Watts, LLP